SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

SINGLEPOINT, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

82932V102

(CUSIP Number)

Eric Lofdahl

2999 North 44th Street, Suite 530

Phoenix, Arizona 85018

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 14, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 849207105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eric Lofdahl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 237,030,000 (1)
	8	SHARED VOTING POWER: 237,030,000
	9	SOLE DISPOSITIVE POWER: 237,030,000
	10	SHARED DISPOSITIVE POWER: 237,030,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 237,030,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes (i) 28,280,000 shares of common stock and (ii) 208,750,000 shares of common stock issuable upon conversion of 8,350,000 shares of Class A Convertible Preferred Stock (each share of Class A Convertible Preferred Stock is convertible into 25 shares of common stock).

(2)	Based on 1,160,986,496 shares of common stock outstanding as of August 14, 2018, plus 208,750,000 shares of common stock issuable upon conversion of 8,350,000 shares of Class A Convertible Preferred Stock (each share of Class A Convertible Preferred Stock is convertible into 25 shares of common stock).

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Item 1. Security and Issuer

The title of the class of equity securities to which this Schedule 13D relates is common stock, par value $0.0001 per share, of Singlepoint, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive office of the Issuer is 2999 North 44th Street, Suite 530, Phoenix, Arizona 85018.

Item 2. Identity and Background

(a) This statement is being filed by Eric Lofdahl (the “Reporting Person”).

(b) The Reporting Person’s business address is 2999 North 44th Street, Suite 530, Phoenix, Arizona 85018.

(c) Mr. Lofdahl is a member of the Board of Directors of the Issuer. His principal occupation is Entrepreneur.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) United States/Washington.

Item 3. Source and Amount of Funds or Other Considerations

All shares were granted by the Issuer to the Reporting Person for the Reporting Person in consideration for services rendered.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only. Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, they have no present intention of doing so.

Item 5.   Interest in Securities of the Issuer

(a)

The Reporting Person beneficially owns an aggregate of 237,030,000 shares of the Issuer’s common stock, or 17.3% of the Issuer’s issued and outstanding shares of common stock (based on 1,160,986,496 shares of common stock outstanding as of August 14, 2018, plus 208,750,000 shares of common stock issuable upon conversion of 8,350,000 shares of Class A Convertible Preferred Stock (each share of Class A Convertible Preferred Stock is convertible into 25 shares of common stock)).

(1) This beneficial ownership includes: 28,280,000 shares of common stock and 208,750,000 shares of common stock issuable upon conversion of 8,350,000 shares of Class A Convertible Preferred Stock (each share of Class A Convertible Preferred Stock is convertible into 25 shares of common stock).

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over 237,030,000 shares of common stock.
(c)	N/A.
(d)

To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Eric Lofdahl

Dated: August 21, 2018	By:	/s/ Eric Lofdahl
Eric Lofdahl

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